SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2002

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________
Commission file number: 1-8972

INDYMAC BANK, F.S.B. 401(k) PLAN

INDYMAC BANCORP, INC.

(Exact name of registrant as specified in its charter)

155 North Lake Avenue, Pasadena, California 91101-7211
(Address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as of and for the year ended December 31, 2002.

(b)	Exhibits

23.1	Consent of Independent Certified Public Accountants
99.1	Certification, Pursuant to 18 U.S.C. Section 1350
99.2	Certification, Pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IndyMac Bank, F.S.B. 401(k) Plan (Name of Plan)
Date: June 27, 2003	By:	/s/ Scott Keys

	Name:	Scott Keys
	Title:	Executive Vice President, Chief Financial Officer

IndyMac Bank, F.S.B. 401(k) Plan

SIGNATURES
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
NOTES TO FINANCIAL STATEMENTS
Supplemental Schedule
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Report of Independent Auditors	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets (Held at End of Year)	12

Exhibits

Consent of Independent Auditors	13

Certification, Pursuant to 18 U.S.C. Section 1350	14

Certification, Pursuant to 18 U.S.C. Section 1350	15

Report of Independent Auditors

Employee Benefits Fiduciary Committee
IndyMac Bank, F.S.B. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2003

IndyMac Bank, F.S.B. 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2002	2001

Assets
Investments, at fair value	$28,592,889	$23,205,775
Receivables
Employer’s contributions	98,530	—
Participants’ contributions	263,921	—

Total receivables	362,451	—
Cash	—	414,630

Net assets available for benefits	$28,955,340	$23,620,405

The accompanying notes are an integral part of these statements.

IndyMac Bank, F.S.B. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31,

	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investment	$(3,771,765)	$(2,581,109)
Interest	45,600	40,473
Capital gains distributions	19	352,797
Dividends	49,011	39,350

	(3,677,135)	(2,148,489)
Contributions:
Employer’s	2,686,931	1,881,219
Participants’	8,006,732	5,901,701
Rollovers	630,600	2,239,182

	11,324,263	10,022,102

Total additions	7,647,128	7,873,613
Deductions from net assets attributed to:
Distributions to participants	2,154,266	1,182,035
Administrative expenses	157,927	144,070

Total deductions	2,312,193	1,326,105

Net increase	5,334,935	6,547,508
Net assets available for benefits:
Beginning of year	23,620,405	17,072,897

End of year	$28,955,340	$23,620,405

The accompanying notes are an integral part of these statements.

INDYMAC BANK, F.S.B. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

NOTE 1 — DESCRIPTION OF PLAN

IndyMac Bank, F.S.B., a wholly owned subsidiary of IndyMac Bancorp, Inc. (together, “the Company”) adopted the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) for the benefit of the Company’s eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Financial Corporation (then known as Countrywide Credit Industries, Inc.) 401(k) Plan for participants who transferred employment from Countrywide Financial Corporation to the Company on July 1, 1997, and to provide retirement savings benefits to new employees of the Company. Principal Life Insurance Company is the Plan recordkeeper and custodian. IndyMac Bank F.S.B. Employee Benefits Fiduciary Committee (the “Fiduciary Committee”) has the responsibility to administer the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year participants may contribute up to 16% of annual compensation to a maximum of $11,000 of pre-tax annual compensation for the year ended December 31, 2002 and $10,500 of pre-tax annual compensation for the year ended December 31, 2001, as defined in the Plan. Effective January 1, 2003, the maximum annual contribution amount was increased to the lesser of $12,000 or 40% of annual pre-tax compensation. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2002 and 2001, the Company contributed 75% of the first 3% of the annual compensation contributed by the participant and 25% of the second 3% of the annual compensation contributed by the participant to the Plan. During the year ended December 31, 2002 the employer matching contribution was made in cash. During the year ended December 31, 2001 the employer matching contribution was made with IndyMac Bancorp, Inc. common stock.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are applied as employer contributions made in advance, and reduce the Company’s future contributions and administrative fees. Participants may transfer funds between any of their investment funds except their Countrywide Financial Corporation common stock fund, from which only transfers out are permitted. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment options. Investment options for the years ended December 31, 2002 and 2001 are described below.

Pooled Separate Accounts

Money Market – Monies are invested in high-quality, short-term commercial paper.

Government Securities – Monies are invested in fixed-income securities for which the principal and interest payments are guaranteed by the U.S. government or related entities.

Large Cap Stock Index – Monies are invested in 500 of the nation’s largest companies – the same ones found in the Standard & Poor’s 500 Stock Index (S&P 500).

Large Company Growth – Monies are invested in stocks of large seasoned companies that are deemed to have growth potential.

Large Company Value – Monies are invested in stocks of larger companies that are deemed to provide value at the time of purchase.

Medium Company Growth – Monies are invested in stocks of medium-sized companies that are focused on growing their businesses.

Small Company Growth – Monies are invested in stocks of small companies that are in the development stage.

Mutual Funds

Vanguard Asset Allocation – This fund allocates assets among common stocks, bonds, and money-market instruments. It varies the asset mix according to the relative attractiveness of the asset classes.

Vanguard Growth & Income — This fund seeks a total return greater than that of the S&P 500 index on an annual basis.

INVESCO Dynamics – This fund invests primarily in common stocks of mid-sized U.S. companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

T. Rowe Price Science & Technology – This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Putnam International Growth A – This fund normally invests at least 65% of assets in equity securities of companies located outside of the United States.

Common Stock

IndyMac Bancorp, Inc. Common Stock – Monies are invested in the common stock of IndyMac Bancorp, Inc.

CHANGES IN INVESTMENT OPTIONS

Effective March 31, 2003, Medium Company Growth, Small Company Growth and INVESCO Dynamics investments were terminated. Eight new investment options were added effective January 1, 2003 which are described as follows:

American Century Small Cap Value Inv – This fund seeks long-term capital growth and normally invests at least 65% of assets in equity securities of U.S. companies with small market capitalizations.

American Funds Growth Fund of America R3 – This fund seeks capital growth and invests primarily in common stocks which the fund management believes are reasonable priced and represent solid long-term investment opportunities.

Mid Cap Stock Index – Monies are invested in stocks found in the 400 Mid Cap Stock Index, an index of 400 commonly traded mid-cap stocks.

Small Cap Stock Index – Monies are primarily invested in stocks found in the Standard & Poor’s 600 Small Cap Index, and index of 600 commonly traded small cap stocks.

T. Rowe Price Equity-Income – This fund seeks dividend income, and potential for capital appreciation is also considered. The fund invests at least 80% of assets in income-producing common stocks and may invest up to 25% of assets in foreign securities.

T. Rowe Price Mid-Cap Growth – This fund seeks long-term growth of capital and normally invests at least 80% of assets in mid-cap common stocks with above-average growth potential. Also, the fund may invest up to 25% of assets in foreign securities.

Vanguard Explorer – This fund seeks long-term growth of capital and invests primarily in equity securities of small companies with market capitalization less than $1 billion. It may also invest up to 20% of assets in foreign securities traded in either the United States or in foreign markets.

Vanguard Total Bond Market Index – This fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond index. As such, the fund normally invests at least 80% of assets in securities listed on the index and attempts to keep its portfolio weightings in line with the weightings of the index.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Employee Benefits Fiduciary Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in common stocks, he or she may elect to receive distributions of whole shares of the stock with fractional shares paid in cash.

FORFEITED AMOUNTS

At December 31, 2002 and 2001, forfeited nonvested amounts totaled $154,338 and $189,732, respectively. These amounts will be used to reduce future employer contributions and administrative fees.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The value of each pooled separate account is determined at the close of each business day by Principal Life Insurance Company based on market values of the underlying investment securities. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices that represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3 — INVESTMENTS

The Plan’s investments are held in a trust fund administered by Principal Life Insurance Company except for IndyMac Bancorp, Inc. and Countrywide Financial Corporation common stocks that are held at Bankers Trust Company. The fair values of the following individual investments at December 31, 2002 and 2001 represented 5% or more of the Plan’s net assets.

	December 31,

	2002	2001

Money Market	$9,829,939	$5,457,390
Government Securities	2,968,244	1,437,785
Large Cap Stock Index	1,936,403	1,856,232
Vanguard Growth & Income	1,796,785	1,776,856
IndyMac Bancorp, Inc. Common Stock	5,169,819	6,652,893

During the years ended December 31, 2002 and 2001, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in fair value as follows:

	December 31,

	2002	2001

Pooled separate accounts	$(1,060,942)	$(337,968)
Mutual funds	(1,469,227)	(828,961)
Common stock	(1,241,596)	(1,414,180)

	$(3,771,765)	$(2,581,109)

NOTE 4 – RISKS AND UNCERTAINTIES

The Plan provides for various investments in pooled separate accounts, mutual funds and common stock. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reports in the statements of net assets available for benefits.

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 12, 2002 that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under present income tax law. The Fiduciary Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status.

NOTE 7 — ADMINISTRATIVE EXPENSES

The Company pays fees for the investment management services for the Plan. These fees amounted to $157,927 and $144,076 for the years ended December 31, 2002 and 2001, respectively.

Supplemental Schedule

IndyMac Bank, F.S.B. 401(k) Plan Schedule of Assets (Held at End of Year) December 31, 2002

Identity of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Current Value

Principal Life Insurance Company*	Money Market	$9,829,939
Principal Life Insurance Company*	Government Securities	2,968,244
Principal Life Insurance Company*	Large Cap Stock Index	1,936,403
Principal Life Insurance Company*	Large Company Growth	1,017,104
Principal Life Insurance Company*	Large Company Value	512,909
Principal Life Insurance Company*	Medium Company Growth	413,782
Principal Life Insurance Company*	Small Company Growth	374,515
Vanguard Group	Vanguard Asset Allocation	924,395
Vanguard Group	Vanguard Growth & Income	1,796,785
Invesco Family of Funds	INVESCO Dynamics	544,256
T. Rowe Price Funds	T. Rowe Price Science & Technology	749,797
Putnam Funds	Putnam International Growth A	945,416
IndyMac Bancorp, Inc.*	Common Stock	5,169,819
Countrywide Financial Corporation	Common Stock	563,355
Participant notes receivable*	Rates range from 6.75% to 11.50%	846,170

Total		$28,592,889

*	Party-in-interest